Exhibit 10.19

WORLD HEADQUARTERS

2556 Wagener Road

Aiken, SC 29801

803.648.8351 tel

803.643.1180 fax

www.agy.com

June 7, 2007

Mr. Wayne T. Byrne

14720 Ballantyne Country Club Drive

Charlotte, NC 28277

Dear Wayne:

On behalf of the Board of Directors of KAGY Holdings, Inc. (“AGY” or the “Company”), I am pleased to extend to you this offer of employment on the following terms and conditions:

Title. Chief Financial Officer.

Base Salary. Annual salary of $235,000, paid in accordance to the Company’s customary payment schedule. The salary will be subject to annual review by the Compensation Committee of the Board. Recommendations for salary increases by the Compensation Committee will be based on measuring results against goals mutually agreed upon by the Board and CEO.

Bonus. Target annual bonus equal to 40% of base salary, with a range of 0% to 80% of base salary, subject to performance targets and other provisions of the Company’s management incentive plan (the “Bonus Plan”). Bonus plan years begin January 1 and end December 31. As such, for the first period of your employment corresponding to the remaining plan year, you will be paid an amount based upon the salary earned for that period. We recognize that you will be foregoing bonus amounts previously earned by you in order to join us. Therefore, we would pay you a $100,000 employment bonus upon your joining AGY and $100,000 on the first anniversary of your employment. Should you leave the Company at your election during the first two years of employment this money will be refunded to AGY.

Incentive Stock Option Plan. You will be granted an option to acquire 105,000 shares of stock with an initial strike price of $10 per share, according to the terms of the Company’s Incentive Stock Option Plan (the “Option Plan”). The Option Plan calls for a three-year vesting schedule in equal annual installments, beginning on the first anniversary of employment, and acceleration in the event of a change in control. The vesting is 50% performance-based according to pre-established EBITDA targets and 50% time based.

Health, Welfare and Retirement Benefits. You will be entitled to participate in all the Company’s Salaried benefits including medical, dental, 401K and insurance plans as described in materials sent to you under separate cover.

Other Benefits. AGY will reimburse you for the reasonable expenses of your relocation to the Aiken, SC vicinity. We would ask that you develop a cost estimate and relocation plan for my approval within ninety days after you start your employment. You will be provided a monthly car allowance for a vehicle with a value of up to $30,000.

Severance Plan. You have been provided with a copy of AGY’s Severance Plan. We ask that you acknowledge your acceptance of that Plan by signing the Confidentiality, Non-solicitation and Non-compete Agreement and the Release of Claims Agreement.

WORLD HEADQUARTERS

2556 Wagener Road

Aiken, SC 29801

803.648.8351 tel

803.843.1180 fax

www.agy.com

At Will Employment. The terms of this letter notwithstanding, you will be an at will employee of the Company.

Employment Date. Your target employment date will be July 23, 2007, or such other date as we might mutually agree.

If you are in agreement with the contents of this letter, please execute both copies in the space below and return one copy to me, retaining the other copy for your files. Under separate cover, we will send you copies of the relevant other agreements, including the Stock OptionPlan, the Bonus Plan, the Severance Policy and the Benefit Plans. If you have any questions or comments, please do not hesitate to contact me.

Wayne, we fully expect that AGY is going to benefit from your results-driven leadership. I look forward to the opportunity to work together to accelerate the profitable growth of the company.

Sincerely,

/s/ Douglas J. Mattscheck
Douglas J. Mattscheck

Agreed and Accepted:

/s/ Wayne T. Byrne		6/08/2007
Wayne T. Byrne	Date

cc:	John S. Eastburn, Jr.